Exhibit 12.1

Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

July 7, 2025

SENT VIA EMAIL

CWS, Inc.

5242 Port Royal Rd #1785

North Springfield, VA 22151

RE:	Securities Qualified under Offering Statement on Form 1-A

Ladies and Gentlemen,

We have acted as counsel to you in connection with your filing of an Offering Statement on Form 1-A (as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the offering by CWS Investments, Inc., a Virginia corporation (the “Company”), of up to $75,000,000 in bonds (the “Bonds”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Virginia Stock Company Act.

Based on the foregoing, we are of the opinion that the Bonds have been duly authorized and, upon issuance and delivery against payment therefore in accordance with the terms of that certain Subscription Agreement, a form of which is contained in the Offering Statement, the Bonds will be validly issued.

We hereby consent to the inclusion of this opinion as an exhibit to the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Regards,

//Brian T. Gallagher//

Brian T. Gallagher